Frontegra Funds, Inc.

400 Skokie Boulevard, Suite 500

Northbrook, IL  53202

January 29, 2013

VIA EDGAR

Ms. Sheila Stout
U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Frontegra Funds, Inc. (the “Company”)
File Nos. 333-07305 and 811-07685

Dear Ms. Stout:

This letter is in response to your oral comments of January 10, 2013 regarding the Company’s N-CSR for the period ended June 30, 2012.

Each of your comments is listed below, followed by the Company’s response.

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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1.

Staff Comment:  The Frontegra Mastholm International Equity Fund is classified as an active series of the Company on EDGAR.  Is that status correct?

Response:  The status of the Mastholm International Equity Fund on EDGAR has been updated to inactive.

2.

Staff Comment:  The Company should review the disclosures in the prospectuses of the Frontegra MFG Global Equity Fund and the Frontegra SAM Global Equity Fund to ensure that the strategies and objectives are appropriate for a fund with “global” in its name.  The staff’s position is that a fund with “global” in its name should invest at least 40% of its net assets in non-U.S. securities under normal market conditions and at least 30% of its net assets in non-U.S. securities in unfavorable market conditions.  The staff notes that as of the date of the annual report, it appeared that the Frontegra MFG Global Equity Fund had invested approximately 23% of its net assets in non-U.S. securities.

U.S. Securities and Exchange Commission

January 29, 2013

Response:  The Company believes the strategies and objectives as described in the prospectus for each of the Frontegra MFG Global Equity Fund and the Frontegra SAM Global Equity Fund are appropriate for a fund with the word “global” in its name.  The prospectus for the Frontegra MFG Global Equity Fund includes the following language:  “under normal market conditions, the Fund will . . . invest at least 40% of its net assets in non-U.S. companies.  MFG Asset Management may reduce this 40% minimum investment amount to 30% if it deems market conditions to be unfavorable.

The Fund defines non-U.S. companies as companies:

•

that are organized under the laws of a foreign country;

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whose principal trading market is in a foreign country; or

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that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments or sales, outside of the United States.”

The corresponding language in the prospectus for the Frontegra SAM Global Equity Fund is substantially the same.

As noted during our call, the Frontegra MFG Global Equity Fund had approximately 23% of its net assets invested in companies organized outside of the United States as of June 30, 2012.  In addition to investments in companies organized outside of the United States, the Frontegra MFG Global Equity Fund also invested in companies organized in the United States that derive a significant portion of their revenue outside of the United States, such as McDonald’s Corp., PepsiCo, Inc. and The Coca-Cola Co.  Using the definition of non-U.S. companies set forth above, the Fund had invested approximately 68% of its net assets in non-U.S. companies as of June 30, 2012.

3.

Staff Comment:  With respect to the Frontegra MFG Global Equity Fund, the staff notes that as of the date of the last annual report the Fund had approximately 39% of its net assets invested in consumer staples.  Please state whether the Fund intends to concentrate in any sector or industry and whether the policy to concentrate should be disclosed in the prospectus.

Response:  The Fund does not intend to concentrate in any industry or group of related industries.  Consumer Staples is a sector as defined by the Fund’s security classification system, which categorizes securities in sectors, industry groups, industries and sub-industries.  Accordingly, the Company does not believe any additional prospectus disclosure regarding industry or sector concentration is appropriate.

4.

Staff Comment:  The staff notes that the Class L shares of the Frontegra Phocas Small Cap Value Fund were converted into Institutional Class shares of the same Fund as of the last annual update to the Company’s registration statement on Form N-1A.  In addition,

U.S. Securities and Exchange Commission

January 29, 2013

the expense structure for the Fund changed as of such date.  There was no mention of these changes in the Company’s annual report for the period ended June 30, 2012.  Please describe the conversion and related disclosures, including the relevant dates.

Response:  Class I shares of the Phocas Small Cap Value Fund were converted into Class L shares of the Fund.  Class L shares were then redesignated as Institutional Class shares of the Fund.  The conversion and redesignation were effective November 1, 2012.  As of such date, Institutional Class shares became subject to a new expense cap agreement.  The Company filed a prospectus supplement on October 2, 2012 describing the proposed conversion and redesignation as well as the new expense cap agreement.  The annual report dated June 30, 2012 includes no discussion of the conversion and redesignation or change in expense cap because the Board of Directors of the Company did not approve these matters until after the mailing of the annual report.

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Please feel free to contact the undersigned at (847) 509-9860 if you have any additional questions or require further information.

Sincerely,

/s/ Elyce Dilworth

Elyce Dilworth

Chief Compliance Officer

Frontegra Funds, Inc.

cc:  Ellen Drought, Godfrey & Kahn, S.C.